Exhibit (a)(5)(B)

CBRL GROUP, INC.

C B R L  G R O U P,  I N C.

Investor Contact: Diana S. Wynne
Senior Vice President, Corporate Affairs
(615) 443-9837

Media Contact:  Julie K. Davis
 Director, Corporate Communications
 (615) 443-9266

CBRL GROUP AMENDS TERMS AND EXTENDS EXPIRATION DATE
FOR PREVIOUSLY ANNOUNCED EXCHANGE OFFER

LEBANON, Tennessee - (April 17, 2007) - CBRL Group, Inc. (the “Company”) (Nasdaq: CBRL) announced today that it has amended the terms of its previously announced offer pursuant to which holders of its outstanding Liquid Yield Option Notes due 2032 (Zero Coupon - Senior) (Cusip Nos. 12489VAB2 and 12489VAA4) (the “Old Notes”) can exchange all or a portion of their Old Notes for an equal amount of a new issue of Zero Coupon Senior Convertible Notes due 2032 (Cusip No. 12489VAC0) (the “New Notes”) plus an exchange fee. Additionally, the Company has extended the expiration date for the exchange offer, as amended, from 5:00 p.m. New York City time on April 16, 2007 (the “Old Expiration Date”) to 5:00 p.m., New York City time, on April 30, 2007 (the “New Expiration Date”), unless further extended or earlier terminated.

The amendments to the exchange offer:

•	Increase the exchange fee from $0.60 to $1.20 per $1,000 in principal amount at maturity of Old Notes; and

•
Changes a provision of the New Notes that would have allowed the Company to redeem the New Notes on 15 days notice rather than the minimum 30 days notice required by the Old Notes to require a minimum of 30 days notice for redemption of the New Notes as well.

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CBRL Amends Terms and Extends Expiration Date for Previously Announced Exchange Offer

April 17, 2007

The purpose of the exchange offer (amended as described above, the “Amended Exchange Offer”) is to exchange New Notes, which will include certain terms that are different from the Old Notes, for the Old Notes. The difference in terms is the addition of a “net share settlement” feature in the New Notes. The New Notes, as is the case with the Old Notes, are convertible into 10.8584 shares of the Company’s common stock. The net share settlement feature will allow the Company, upon conversion of a New Note, to satisfy a portion of its obligation due upon conversion in cash rather than with the issuance of shares of its common stock. This will reduce the share dilution associated with the conversion of the New Notes.

The additional exchange fee being offered in the Amended Exchange Offer applies to any holders who tender their Old Notes, including those holders who tendered on or before the Old Expiration Date. The terms of the New Notes also will be identical for any holders of Old Notes who validly tender and do not withdraw their Old Notes on or prior to the New Expiration Date. Except for the modifications described above, all other terms and conditions of the Amended Exchange Offer are identical to those set forth in the original exchange offer announced on March 20, 2007.

It continues to be the Company’s intention, promptly upon completion of the Amended Exchange Offer, subject to market conditions, to redeem the New Notes (and any Old Notes that remain outstanding following the Amended Exchange Offer). The Company would obtain the funds for any such redemption from drawing on its previously disclosed $200 million delayed-draw term loan, by using cash on hand and/or engaging in another financing transaction. The redemption could be completed as early as prior to the end of the Company’s fiscal year on August 3, 2007 but no earlier than June 1, 2007.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. There shall not be any issuance of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such state.

Prior Expiration of Put Option
On March 6, 2007, the Company announced that, pursuant to the terms of the controlling indenture, holders of the Old Notes had the right to require the Company to repurchase the Old Notes for cash (the “Put Option”). The Put Option entitled each holder of Old Notes to require the Company to purchase all or any part of such holder’s Notes at a price equal to $475.01 per $1,000 of principal amount at maturity. The opportunity to require the Company to repurchase the Old Notes pursuant to the Put Option expired at 5:00 p.m., Eastern Time, on Tuesday, April 3, 2007, at which time $20,000 in principal amount at maturity of Old Notes were tendered, not withdrawn and purchased by the Company. As a result, there are now issued and outstanding an aggregate of $422,030,000 in principal amount at maturity of Old Notes.

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CBRL Amends Terms and Extends Expiration Date for Previously Announced Exchange Offer

April 17, 2007

Availability of Certain Important Information
A Form T-3 Application for Qualification of Indenture (the “T-3”) (File No. 022-28834) covering the New Notes has been filed with the Securities and Exchange Commission (“SEC”) and has been declared effective. Also, in connection with the Amended Exchange Offer, the Company has filed with the SEC Tender Offer Statements on Schedule TO. The T-3 and the Tender Offer Statements and any documents filed in connection with the Amended Exchange Offer contain important information. The Company recommends that holders of Old Notes read these documents carefully before deciding whether to participate in the Amended Exchange Offer. Holders of Old Notes and other interested parties may obtain a free copy of these and other relevant documents at the SEC's website, sec.gov, at the Company’s website, cbrlgroup.com, or from CBRL Group, Inc. at 305 Hartmann Drive, P.O. Box 787, Lebanon, Tennessee 37088-0787, Attn: General Counsel. Additional information concerning the terms of the Amended Exchange Offer and copies of the exchange circular and other documents relating to the Amended Exchange Offer may be obtained from the information agent. The information agent is:

Global Bondholder Services Corporation
65 Broadway— Suite 704
New York, NY 10006
Attn: Corporate Actions
Telephone: (212) 430-3774 (Banks and Brokers)
(866) 470-4300

Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 557 Cracker Barrel Old Country Store® restaurants and gift shops located in 41 states.

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CBRL Amends Terms and Extends Expiration Date for Previously Announced Exchange Offer

April 17, 2007

Cautionary Statement Regarding Forward Looking Information
Certain matters discussed in this news release are not historical facts but are forward-looking statements regarding the Company’s intention to implement the net share settlement feature and other financing initiatives. The Company’s ability to complete the Amended Exchange Offer and, thereafter, complete the redemption and refinancing, and remaining authorized share repurchases will depend, among other things, on market conditions, and there can be no assurance that the Company will complete these initiatives on the anticipated terms or at all. Risks and uncertainties related to the Company’s business are discussed in the Company’s SEC filings, including its Annual Report on Form 10-K for the year ended July 28, 2006 and Quarterly Reports on Form 10-Q for the quarters ended October 27, 2006 and January 26, 2007. The Company undertakes no obligation to update forward-looking statements.

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